

August 5, 2014

Via E-mail
Eric S. Rosenfeld
Chairman and Chief Executive Officer
Harmony Merger Corp.
777 Third Avenue, 37th Floor
New York, New York 10017

> **Re: Harmony Merger Corp.**
> **Registration Statement on Form S-1**
> **Filed July 9, 2014**
> **File No. 333-197330**

Dear Mr. Rosenfeld:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover

1.   Please limit your prospectus cover to one page as required by Regulation S-K Item 501(b). Ensure that your revised cover complies with the requirements of Rule 421. For guidance, please refer to Updated Staff Legal Bulletin No. 7 (June 7, 1999) available on the Commission's website, particularly sample comments 17, 21 and 22 at the end of that Bulletin.

2.   Please reconcile your reference to the ten business days in the sixth paragraph of the prospectus cover with your reference to the 90th day in the second paragraph of Note 3 on page F-10.

Prospectus Summary, page 1

3. If the 24-month period for you to complete an acquisition can be extended by shareholder vote, please highlight this issue in the prospectus summary, and explain in an appropriate risk factor.

4. Where you refer to the $10 conversion and liquidation price in the summary, please briefly highlight how that amount could decrease by $0.04 as mentioned on page 70.

5. We note your disclosure in the last full paragraph on page 1 that Nasdaq rules require you to satisfy the 80% test. We also note your disclosure on your prospectus cover that you cannot assure investors that your securities will continue to be listed on the Nasdaq. With a view toward clarified disclosure, please tell us what requires you to satisfy the 80% test if your securities are not listed on the Nasdaq.

Private Placements, page 2

6. We note your reference in the first paragraph here and in the last paragraph on page 33 to 20% of your outstanding common shares. Please clarify whether you consider the common shares underlying the units sold in this offering to be outstanding for purposes of this calculation. Also please clarify your reference to the exclusion of the private units; are those units excluded from both the numerator and denominator of the 20% calculations? After your address this comment, please ensure that your references to 20% are consistent with the 22.3% disclosed at the bottom of page 67.

7. Please provide us your analysis of how the offer and sale of the private and public units is consistent with Regulation M. Ensure that your response addresses:
   - Rule 104.
   - How the officers and directors as affiliated purchasers for purposes of Rule 102 will be able to purchase the securities in the unregistered transaction consistent with Regulation M (1) while the registered offering is occurring and (2) in the subsequent unregistered transaction in connection with the possible exercise of the overallotment option.
   - Whether the underwriters could become "initial stockholders" for purposes of participation in the unregistered transaction or are connected in any way with the unregistered transaction.
   Cite in your response all authority on which you rely.

Securities offered, page 4

8. We note the second paragraph of this subsection.
   - It is unclear why you believe investors would find attractive deferring receipt of 10% the offered shares until you consummate a business combination. With a view toward

clarified disclosure, please tell us the benefit to shareholders of deferring the receipt of the additional shares for which they are providing all consideration now. If a significant purpose of this structure is to create an incentive for investors to vote in favor of whatever business combination you propose in the future, please say so clearly and directly.

- Please balance your statement regarding reducing the number of shares you would be obligated to issue to highlight that your structure does not permit you to receive additional funds like you would receive upon exercise of a warrant.

- Your disclosure suggests that you believe that most "similarly structured blank check offerings" include a unit that includes a warrant entitling the investor to acquire one full share for each share included in the unit. Please provide us support for your belief.

Stockholder approval, page 7

9.   Please tell whether you intend to follow the substantive and procedural requirements of Regulation 14A in connection with the stockholder vote on a proposed business combination even if you do not maintain your Nasdaq listing and Exchange Act registration. If so, please tell us what document requires you to do so and whether that document can be changed.

10.   We note that you will distribute a *pro rata* share of the amount in the trust less any taxes due. We also note your disclosure like on page 6 that suggests that all interest may be released to you. With a view toward clarified disclosure, please tell us whether investors could receive less than $10 per share from the trust upon conversion if all of the interest has been released before the conversion and all taxes have not yet been paid.

11.   We note you disclosure that approval of the business combination requires approval of a majority of outstanding shares. Given the shares that are intended to be subject to an agreement to vote in favor of the transaction, please disclose the percentage of the shares offered in this registered transaction that must vote in favor of the transaction in order for it to be approved.

12.   Please tell us whether the purchases mentioned in the last sentence of this section could occur before you distribute the definitive proxy statement related to the business combination.

Conversion rights, page 8

13.   Please briefly highlight in this section, if true, that the potential target could require you to significantly limit the number of shares that could be converted. Also highlight how your obligation to retain $5,000,001 and the obligation to pay the deferred underwriting discount affects the number of shares that can convert.

14.   Please clarify whether third paragraph of this section applies only to shares that investors are seeking to convert. Also, please highlight the purpose of requiring such shares to be tendered.

Liquidation, page 9

15.   In an appropriate section of your prospectus, please clarify who receives your funds not held in the trust in the event of liquidation.

16.   Please reconcile the first paragraph on page 10 with the last sentence on page 49. Also, add any appropriate risk factors.

Summary Financial Data, page 12

17.   Please revise to include all of the information required by Item 301 of Regulation S-K, including income (loss) from continuing operations and income (loss) from continuing operations per common share.

18.   Please revise the disclosures on page 12 and in the Capitalization table on page 36 to clarify why the proceeds of the offering are included in the "as adjusted" column. For example, disclose the nature of the offering as a firm commitment.

We may require stockholders who wish to convert their shares, page 21

19.   You disclose here that you might require stockholders to tender certificates or deliver shares electronically. If you can chose which of these options to demand, please provide us your analysis of whether the choice to require delivery of certificates effectively eliminates investors' ability to convert their shares into cash given the amount of time required for physical delivery of stock certificates. Address in your response any obligations you have to provide investors a minimum amount of time to determine whether to exercise their rights to convert their shares into cash.

We are an "emerging growth company," page 26

20.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Introduction, page 41

21.   Where you describe the experience of your directors and officers, please include any
        negative results with equal prominence as positive results. Also, where you present
        revenue results, please include an appropriate measure of earnings.

We Have Not Identified a Target Business, page 44

22.   Please reconcile the statement here that you "will have virtually unrestricted flexibility in
        identifying and selecting" a target business with the fact that your directors and officers
        have fiduciary duties to present certain opportunities to other entities first, as disclosed on
        page 65 and elsewhere in your filing.

Conversion Rights, page 48

23.   The last sentence of the fifth paragraph of this section indicates that you may require
        stockholders to exercise conversion rights before a consummation of the proposed
        business transaction. With a view toward clarified disclosure, please tell us under what
        circumstances the stockholders can exercise conversion rights after the proposed business
        combination.

24.   Please clarify what you mean by the "applicable date" in the penultimate paragraph in
        this section.

Liquidation, page 49

25.   Refer to the last sentence on page 49. With a view toward clarified disclosure, please tell
        us whether you are guaranteeing that those who voted against the transaction will receive
        $10.00 per share while those who voted in favor may receive less due to claims of
        creditors or otherwise. Also, tell us who will receive the *pro rata* share of interest that
        would have been paid to those who voted against the transaction absent the provision
        mentioned in the last sentence on page 49.

Amended and Restated Certificate of Incorporation, page 52

26.   We note your statement that you will permit dissenting stockholders to convert their
        shares in connection with a vote to amend the certificate of incorporation. Please:
        •   reconcile this statement with your disclosure in the penultimate paragraph on page 51
            that in no circumstances other than a completed business combination or liquidation
            will stockholders have any right to the trust account.
        •   clarify the amount that the stockholders will receive upon conversion in connection
            with such an amendment. Also clarify when they will receive that amount.

- clarify whether the 80% test will be based on the balance of the trust account after payment of the conversions in connection with such amendments.
- tell us whether the protections that you mention in this prospectus other than those included in the bullet list on page 52 can be changed without shareholder vote and the opportunity to convert. If so, please add appropriate risk factors.
- tell us whether any officer or director of the registrant served as an officer or director of any other company formed to enter into a business combination transaction that amended its charter or otherwise revised the terms disclosed in an effective registration statement before completion of the business combination. Tell us the nature of any such changes.

Competition, page 52

27.   Refer to the list of items that may not be viewed favorably by the target business. Please provide us your analysis of why you have not included in the list your obligation to pay a deferred underwriting fee of up to 3.0% mentioned in footnote (1) on page 79.

Comparison to Offerings of Blank Check Companies Subject to Rule 419, page 54

28.   We note your statement on page 56 that you may release "any amounts that [you] may need to pay [y]our tax obligations" from the trust account. Please reconcile this with your disclosure in the second paragraph of page 30 that the *interest earned* on the funds held in the trust account may be released to you to pay your tax obligations.

Election to remain an investor, page 55

29.   Please expand the disclosure in the middle column of this row to clarify the amount of time that you are required to give investors to consider whether to elect to convert their shares.

Management, page 57

30.   We note your disclosure on page 58 regarding the experience of Messrs. Schauerman and Schlemm in prior blank check offerings, such as Quartet, Arpeggio and Rhapsody. If their business experience in prior blank check offerings is limited solely to those three companies, revise to remove the implication to the contrary created by your phrase "such as."

Principal Stockholders, page 67

31.   Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of Polar Securities Inc.

32.   Please show us your calculations demonstrating that the "After Offering" share ownership reflects the forfeiture mentioned in footnote (2) and the unregistered offering mentioned on your prospectus cover.

33.   Please clarify whether the transferees in the permitted transactions mentioned in the third full paragraph on page 68 will be subject to the agreements mentioned in the first paragraph on page 3. From your revised disclosure, it should be clear whether the insiders, who apparently would be prohibited from proposing a charter amendment, could transfer their shares to others who could propose such changes at the direction of the insider or otherwise.

Description of Securities, page 73

34.   Please provide the disclosure required by Regulation S-K Item 202(a)(5). We note for example the limit on the ability to remove directors in exhibit 3.3.

Rights, page 74

35.   Please describe the material options from which you can choose under the cited statute. Also, add a risk factor to address the penultimate sentence of this section.

Shares Eligible for Future Sale, page 76

36.   Please reconcile your disclosure in the last sentence of this section that all shares other than those sold in this registered offering will be placed in escrow with your disclosure on page 68 that only the shares outstanding prior to the date of the prospectus will be placed in escrow, while the private shares are merely subject to an agreement not to transfer.

Underwriting, page 78

37.   If the underwriters could take part in either (1) the unregistered offering in connection the initial closing of the registered offering or (2) the subsequent unregistered offering in connection with the exercise of the over-allotment option, please provide us your analysis as to why this transaction is properly characterized as involving a firm commitment underwriting. Address in your response whether the consummation of the registered offering is conditioned or related in any way on fulfillment of the purchase obligations in the unregistered offering.

38.   We note your references to changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.

Over-allotment Option, page 78

39.   Please tell us why the 45-day exercise period for the over-allotment option is necessary in connection with this offering.

Commissions and Discounts, page 78

40.   Please provide us your analysis of when the underwriters' participation in the distribution for purposes of Regulation M will be deemed completed, especially in view of the fact that the underwriters are able to sell the units to securities dealers who may then resell the units to other broker or dealers continuing the "distribution" for purposes of Regulation M.

Regulatory Restrictions on Purchases of Securities, page 80

41.   It is unclear whether you intend to engage in stabilization activities as defined in Rule 100 of Regulation M before the securities are traded on the Nasdaq. If so, please provide us your analysis of how those activities will be consistent with Regulation M.

42.   Please provide us your analysis of how the unregistered transaction of the "private units" for the stated purpose mentioned on page 30 of "maintain[ing] in the trust account an amount equal . . . common stock sold to the public in this offering" – and in connection with the exercise of the overallotment option that the underwriters themselves control – will not have a manipulative effect. Address in your response how those purchases will be made in accordance with Sections 9(a)(2) and 10(b) of the Exchange Act. Cite all authority on which you rely.

Other Terms, page 80

43.   Refer to the second sentence of this section. In an appropriate section of your prospectus, please highlight the conflict of interest that the underwriters would have in performing these services given your disclosure that the majority of their compensation for this offering is deferred until completion of your initial business combination.

Undertakings, page II-5

44.   We note that you have checked the Rule 415 box on the facing page of this registration statement. Please provide the undertaking required by Regulation S-K Item 512(a)(5)(ii).

Exhibits

45.   Please note that we may have substantial additional comments after you file all required exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Jeffrey M. Gallant, Esq.